UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

May 2002

TOTAL FINA ELF S.A.
 (Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F   [x]    Form 40-F   [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes   [  ]    No   [x]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-
s(b) : 82-     .)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

By :/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE

Date: June 10th, 2002	Title : Treasurer

EXHIBIT INDEX

•	EXHIBIT 99.1 :	Nigeria : New Deepwater Oil Discovery (May 14, 2002).

•	EXHIBIT 99.2 :	Solar Power for 16,000 Households in Morocco Morocco Awards contract to Total Energie, TotalFinaElf and Electricite de France (May 21, 2002).

•	EXHIBIT 99.3 :	First Quarter 2002 Results (May 22, 2002).

•	EXHIBIT 99.4 :	TotalFinaElf's sales in the first quarter of 2002.

•	EXHIBIT 99.5 :	Russia : TotalFinaElf signs an agreement with Anglo Siberian Oil Company to enter into the Vankor Permit (May 22, 2002).

•	EXHIBIT 99.6 :	TotalFinaElf acquires 100% ownership of its Turkish marketing subsidiary Selyak (May 24, 2002).

•	EXHIBIT 99.7 :	TotalFinaElf raises interest in Qatar's Al Khalij Field to 100% (May 29, 2002).

•	EXHIBIT 99.8 :	Atofina inaugurates a New Polypropylene unit in Feluy, Belgium (May 31, 2002).

•	EXHIBIT 99.9 :	Alaska : TotalFinaElf awarded 20 exploration blocks (June 5, 2002).

•	EXHIBIT 99.10 :	TotalFinaElf enters into an exploration permit offshore Malaysia (June 6, 2002).